Xinyuan Real Estate Co., Ltd. Announces FIRST Quarter 2013 FINANCIAL RESULTS

-- Exceeds 4Q12 Contract Sales, Revenue and Net Income Guidance—

--Declares Quarterly Dividend of US$0.05 Per ADS Payable May 31, 2013—

--Raises FY2013 Contract Sales, Revenue and Net Income Guidance--

BEIJING, China, May 10, 2013 – Xinyuan Real Estate Co., Ltd. (“Xinyuan” or “the Company”) (NYSE: XIN), a residential real estate developer with primary focus on high growth cities in China, today announced its unaudited financial results for the first quarter of 2013.

Highlights for the First Quarter 2013

•	Total first quarter revenues were US$169.4 million, a 1.9% decrease from US$172.6 million reported in the first quarter of 2012, and a 35.6% decrease from US$263.1 million recorded in the fourth quarter of 2012. First quarter revenue exceeded the midpoint of previous guidance of US$135.0 million by 25.5%.

•	Contract sales totaled US$178.3 million, an 11.6% increase from US$159.7 million recorded in the first quarter of 2012, and a 5.4% decrease from US$188.4 million recorded in the fourth quarter of 2012. First quarter contract sales exceeded previous guidance of US$135.0 million by 32.1%.

•	Total gross floor area (“GFA”) sales were 124,600 square meters, an 8.7% increase from 114,600 square meters sold in the first quarter of 2012 and a 6.1% decrease from 132,700 square meters sold in the fourth quarter of 2012.

•	Selling, General, and Administrative (“SG&A”) expenses as a percent of total revenue totaled 7.3% compared to 6.9% in the first quarter of 2012 and 5.4% in the fourth quarter of 2012.

•	Net income reached US$26.6 million, a 14.7% increase from US$23.2 million reported in the first quarter of 2012 and a 20.8% decrease from US$33.6 million in the fourth quarter of 2012. First quarter net income exceeded the midpoint of previous guidance of US$17.0 million by 56.5%.

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•	Diluted net earnings per American Depositary Share (“ADS”) attributable to shareholders were US$0.37, compared to diluted net earnings per ADS of US$0.31 in the first quarter of 2012 and US$0.47 per ADS in the fourth quarter of 2012.

•	Cash and cash equivalents, including restricted cash, decreased by US$15.5 million to US$626.4 million as of March 31, 2013 from US$641.9 million as of December 31, 2012. Short and long term debt increased by US$2.0 million to US$316.1 million compared to US$314.1 million as of December 31, 2012.

•	On May 3, 2013, the Company announced the closing of its offering of 13.25% senior notes with an aggregate principal amount of US$200 million due in 2018. The Company intends to use the net proceeds of this offering to repay certain existing debts, invest in new real estate projects in China and the United States and for general corporate purposes.

•	The Board of Directors of the Company has approved the payment of a quarterly dividend of US$0.05 per ADS on May 31, 2013 to shareholders of record on May 21, 2013.

Mr. Yong Zhang, Xinyuan's Chairman and Chief Executive Officer said, “The 2013 first quarter was a very strong start for Xinyuan as we significantly exceeded our first quarter 2013 revenue, contract sales and net income guidance forecast. The fundamentals of China’s housing market remained healthy as expected with general housing prices stable in the first quarter. Additionally, we have not experienced any discernible changes in customer buying patterns in the wake of the central government’s latest home purchase restriction announcements.”

“Although our first quarter results were impacted by the usual Chinese New Year seasonality effect, first quarter results were stronger than our previous expectation due to strong buying demand at our development projects. In the second quarter, we project lower sequential results due to lower sellable inventory levels, but we expect sales to pick up in the second half of this year as three new projects commence pre-sales and contribute to our revenue performance in the back half of the year. Consequently, we are pleased to raise our full year 2013 guidance accordingly, which reflects higher levels of contract sales under the current operating environment.”

“As announced earlier, we have successfully issued US$200 million of senior notes due in 2018 to repay certain existing debts, and invest in new projects in China and the United States.

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“As we continue to evaluate opportunities to maximize return for our shareholders, we are pleased to announce that our board of directors has approved a quarterly dividend of US$0.05 per ADS payable on May 31, 2013 to shareholders of record as of May 21, 2013.”

“Overall, we are very pleased with our operational and financial results in the first quarter and remain confident in Xinyuan’s long-term growth strategy with our experienced managerial team, attractive development projects and solid balance sheet.”

Financial Results for the First Quarter 2013

Contract Sales

Contract sales totaled US$178.3 million in the first quarter compared to US$159.7 million in the first quarter of 2012 and US$188.4 million in the fourth quarter of 2012. The Company’s GFA sales were 124,600 square meters in the first quarter of 2013 versus 114,600 square meters in the first quarter of 2012 and 132,700 square meters in the fourth quarter of 2012. The average selling price per square meter sold was RMB8,985 (US$1,431) in the first quarter of 2013 versus RMB8,787 (US$1,393) in the first quarter of 2012 and RMB8,964 (US$1,420) in the fourth quarter of 2012.

Breakdown of GFA Sales and ASP’s by Project

	Q1 2012		Q4 2012		Q1 2013		Unsold
	GFA	ASP	GFA	ASP	GFA	ASP	GFA
Project	(m2 000)	(Rmb)	(m2 000)	(Rmb)	(m2 000)	(Rmb)	(m2 000)
Chengdu Splendid I	2.8	7,048	4.8	5,959	3.8	5,899	0.4
Chengdu Splendid II	20.2	6,829	1.3	7,153	0.4	16,563	-
Zhengzhou Modern City	11.3	9,646	4.2	18,294	1.7	17,427	1.4
Zhengzhou Royal Palace	6.7	16,244	15.5	8,948	17.2	9,093	33.3
Zhengzhou Century East A	-	-	12.5	8,841	19.4	9,209	45.4
Zhengzhou Century East B	11.2	8,215	18.5	8,506	21.1	8,822	15.0
Kunshan Intl City Garden	(4.6)	8,201	22.2	8,251	18.3	8,519	20.6
Suzhou Intl City Garden	27.8	9,836	1.7	11,450	0.1	10,212	1.3
Xuzhou Colorful Garden	0.8	7,549	-1.7	7,091	-1.0	6,378	2.7
Jinan Xinyuan Splendid	16.4	7,723	45.4	8,927	40.8	8,764	299.4
Zhengzhou Yipinxiangshan II	20.7	7,228	8.3	8,498	2.6	10,792	2.6
Others	1.3	-	-	-	0.2	-	2.9
Total	114.6	8,787	132.7	8,964	124.6	8,985	425.0

Revenue under the Percentage of Completion Method

In the first quarter of 2013, the Company’s total revenue using the percentage of completion method was US$169.4 million compared to US$172.6 million in the first quarter of 2012 and US$263.1 million in the fourth quarter of 2012.

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Gross Profit

Gross profit for the first quarter of 2013 was US$55.7 million, or 32.9% of revenue, compared to gross profit of US$49.2 million, or 28.2% of revenue, in the first quarter of 2012 and a gross profit of US$87.8 million, or 33.4% of revenue, in the fourth quarter of 2012.

The Company revised total project costs and sales projections for certain projects resulting in the recognition of US$11.8 million increase of cumulative gross profit in the first quarter of 2013 under the percentage of completion method. The Company also realized significant cost savings through final contractor settlements as projects were delivered to customers in the first quarter.

Selling, General and Administrative Expenses

SG&A expenses were US$12.4 million for the first quarter of 2013 compared to US$12.0 million for the first quarter of 2012 and US$14.1 million for the fourth quarter of 2012. As a percentage of total revenue, SG&A expenses were 7.3% compared to 6.9% in the first quarter of 2012 and 5.4% in the fourth quarter of 2012.

Net Income

Net income for the first quarter of 2013 was US$26.6 million compared to US$23.2 million for the same period in 2012 and US$33.6 million for the fourth quarter of 2012. Net margin was 15.7%, compared to 13.5% in the first quarter of 2012 and 12.8% in the fourth quarter of 2012. Diluted earnings per ADS were US$0.37, compared to US$0.31 per ADS in the same period in 2012, and US$0.47 per ADS in the four quarter of 2012.

Balance Sheet

As of March 31, 2013, the Company reported US$626.4 million in cash and cash equivalents (including restricted cash) compared to US$641.9 million as of December 31, 2012. Total debt outstanding was US$316.7 million, an increase of US$2.6 million compared to US$314.1 million at the end of the fourth quarter of 2012. The value of the Company’s real estate property under development at the end of the first quarter was US$620.2 million compared to US$722.8 million at the end of the fourth quarter of 2012.

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Project Status

Below is a summary table of projects that were active in the first quarter of 2013.

	GFA		Contract Sales			Project Cost % Complete
	(m2 000)		(US$ million)
Project	Total Active Projects	Sold to date	Total Active Projects	Sales to date	%Sold
Chengdu Splendid I	231.6	231.2	197.9	194.4	98.2%	98.0%
Chengdu Splendid II	217.0	217.0	234.1	234.0	100.0%	99.1%
Zhengzhou Modern City	226.4	225.0	310.0	307.1	99.1%	98.8%
Zhengzhou Royal Palace	132.2	98.9	230.2	176.8	76.8%	77.5%
Zhengzhou Century East A	77.3	31.9	112.7	46.1	40.9%	79.5%
Zhengzhou Century East B	166.5	151.5	235.9	206.3	87.5%	82.8%
Kunshan Intl City Garden	497.9	477.3	593.1	561.3	94.6%	98.2%
Suzhou Intl City Garden	204.9	203.6	328.6	325.8	99.1%	99.3%
Xuzhou Colorful Garden	101.8	99.1	119.8	117.0	97.7%	99.9%
Jinan Xinyuan Splendid	565.4	266.0	762.7	360.1	47.2%	72.5%
Zhengzhou Yipinxiangshan II	198.2	195.6	233.3	229.6	98.4%	94.3%
Others remaining GFA	2.9
Total active projects	2,622.1	2,197.1	3,358.3	2,758.5	82.1%	88.7%

As of March 31, 2013, the Company’s total sellable GFA was approximately 1,025,000 square meters for active projects and pre-revenue stage projects. Below is a summary of all projects at Xinyuan that are in the planning stage:

	Unsold GFA (m2 000)	Pre sales Scheduled
Newly Acquired Zhengzhou Land	207.4	Q3 2013
Newly Acquired Xuzhou Land	110.7	Q1 2014
Newly Acquired Suzhou Land	126.5	Q3 2013
Newly Acquired Beijing Land	118.3	Q3/Q4 2013
Newly Acquired New York Land	37.1	Q3/Q4 2013
Total projects under planning	600.0
Total active projects	425.0
Total all Xinyuan projects	1,025.0

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Second Quarter and Full Year 2013 Outlook

The Company projects lower sequential results in the second quarter of 2013 on lower than expected sellable inventory due to stronger than expected sales of inventory in the first quarter.

The Company expects contract sales in the second quarter of 2013 to reach approximately US$150 million. Revenue is expected to total US$140 million in the second quarter while net income is expected to reach US$25 million including US$9 million in tax expense benefits to be realized in the second quarter.

The Company is raising its full year 2013 guidance forecast. Contract sales are now expected to reach US$850 million versus US$830 million guided previously. 2013 full year revenue under the percentage of completion method is projected to total US$820 million, up 8% from last quarter’s midpoint of previous guidance while net income is expected to reach US$105 million, up 11% from the midpoint of previous guidance.

Conference Call Information

Xinyuan’s management will host an earnings conference call on May 10th, 2013 at 8:30 a.m. U.S. Eastern Time. Listeners may access the call by dialing 1-719-325-2472. A webcast will also be available through the Company's investor relations website at http://www.xyre.com. Listeners may access the replay by dialing 1-858-384-5517, access code: 9116786.

About Xinyuan Real Estate Co., Ltd.

Xinyuan Real Estate Co., Ltd. is a developer of large scale, high quality residential real estate projects aimed at providing middle-income consumers with a comfortable and convenient community lifestyle. Xinyuan primarily focuses on China's Tier II and III cities. Xinyuan's U.S. development arm, XIN Development Group International, Inc. is a pioneer amongst Chinese real estate residential developers, entering the U.S. market in 2012. Xinyuan is the first real estate developer from China to be listed on the New York Stock Exchange. For more information, please visit http://www.xyre.com.

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Forward Looking Statements

Certain statements in this press release constitute "forward-looking statements". These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can generally be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Statements that are not historical statements are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including, but not limited to, our ability to continue to implement our business model successfully; our ability to secure adequate financing for our project development; our ability to successfully sell or complete our property projects under construction and planning; our ability to enter into new geographic markets and expand our operations; the marketing and sales ability of our third-party sales agents; the performance of our third-party contractors; the impact of laws, regulations and policies relating to real estate developers and the real estate industry in China and, to the extent we expand operations into other countries, such as the U.S., the laws, regulations and policies of such countries; our ability to obtain permits and licenses to carry on our business in compliance with applicable laws and regulations; competition from other real estate developers; the growth of the real estate industry in China, particularly Tier II and Tier III cities, and in our targeted areas in the U.S.; fluctuations in general economic and business conditions in China, and, to the extent we expand operation into other countries, such as the U.S., the general economic and business conditions in such countries; and other risks outlined in our public filings with the Securities and Exchange Commission, including our annual report on Form 20-F for the year ended December 31, 2012. Except as required by law, we undertake no obligation to update or review publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statement is made.

Notes to Unaudited Financial Information

This release contains unaudited financial information which is subject to year end audit adjustments. Adjustments to the financial statements may be identified when the audit work is completed, which could result in significant differences between our audited financial statements and this unaudited financial information.

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For more information, please contact:

In China:

Mr. Tom Gurnee

Chief Financial Officer

Tel: +86 (10) 8588-9390

Email: tom.gurnee@xyre.com

Ms. Helen Zhang

Financial Controller

Tel: +86 (10) 8588-9255

Email: yuan.z@xyre.com

ICR, LLC

In U.S.: +1-646-308-1472

In China: +86 (10) 6583-7511

Email: William.zima@icrinc.com

(Financial Tables on Following Pages)

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XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All US$ amounts and number of shares data in thousands, except per share data)

	Three months ended
	March 31,	December 31,	March 31,
	2013	2012	2012
	(unaudited)	(unaudited)	(unaudited)

Total revenue	169,429	263,094	172,584

Total cost of revenue	(113,762)	(175,261)	(123,357)
Gross profit	55,667	87,833	49,227

Selling and distribution expenses	(2,788)	(4,425)	(3,472)
General and administrative expenses	(9,574)	(9,695)	(8,493)

Operating income	43,305	73,713	37,262

Interest income	1,635	2,941	1,328
Income from operations before income taxes	44,940	76,654	38,590

Income taxes	(18,325)	(43,084)	(15,345)

Net income	26,615	33,570	23,245
Net income attributable to non-controlling interest	-	-	701
Net income attributable to Xinyuan Real Estate Co., Ltd. shareholders	26,615	33,570	22,544

Earnings per ADS:
Basic	0.37	0.47	0.31
Diluted	0.37	0.47	0.31
ADS used in computation:
Basic	71,043	70,969	72,936
Diluted	72,292	71,747	72,974

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XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(All US$ amounts and number of shares data in thousands)

	March 31,	December 31,
	2013	2012
	(unaudited)	(audited)
ASSETS
Current assets
Cash and cash equivalents	442,122	496,205
Restricted cash	184,260	145,730
Accounts receivable	4,612	3,076
Other receivables	9,103	27,413
Other deposits and prepayments	212,071	105,427
Advances to suppliers	17,206	11,028
Real estate property held for sale	10,313	11,191
Real estate property development completed	2,011	3,158
Real estate property under development	620,168	722,819
Other current assets	7	295

Total current assets	1,501,873	1,526,342

Real estate properties held for lease, net	22,894	23,204
Property and equipment, net	1,571	1,576
Restricted deposit	11,198	11,169
Other long-term investment	242	242
Deferred tax asset	1,660	1,599
Other assets	2,073	2,249

TOTAL ASSETS	1,541,511	1,566,381

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XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(All US$ amounts and number of shares data in thousands)

	March 31,	December 31,
	2013	2012
	(unaudited)	(audited)
LIABILITIES AND
SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	179,931	241,894
Short-term bank loans and other debt	157,197	113,066
Customer deposits	57,238	50,201
Income tax payable	81,431	75,877
Deferred tax liabilities	15,516	13,612
Other payables and accrued liabilities	65,397	64,721
Payroll and welfare payable	2,942	9,663
Current portion of long-term bank loans and other debt	123,874	166,082

Total current liabilities	683,526	735,116

Non- current liabilities
Long-term bank loans	35,000	35,000
Deferred tax liabilities	6,253	5,885
Unrecognized tax benefits	8,866	8,842
TOTAL LIABILITIES	733,645	784,843

Shareholders’ equity
Common shares	15	15
Treasury shares	(13,667)	(13,667)
Additional paid-in capital	512,692	511,964
Statutory reserves	49,622	49,622
Retained earnings	259,204	233,604
TOTAL EQUITY	807,866	781,538

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,541,511	1,566,381

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